Ballard Power Systems Inc.

News Release

$7 Million Federal Award Announced For Ballard’s Clean Energy, Distributed Generation System

For Immediate Release – February 27, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced that it has been conditionally awarded up to C$7 million by Sustainable Development Technology Canada (SDTC). This funding will be used to extend the operating life and lower the product cost of FCgen™-1300, the fuel cell power plant that powers Ballard’s CLEARgen™ distributed generation system.

The first application of this new lower cost distributed generation solution is expected to be a six-megawatt (6MW) CLEARgen™ system at the ERCO Worldwide (ERCO) sodium chlorate plant in North Vancouver, British Columbia. ERCO is the specialty chemicals division of Superior Plus Corp. (TSX: SPB). The ERCO plant in North Vancouver generates large quantities of hydrogen, as a by-product of sodium chlorate production, and this by-product hydrogen can be used to power the Ballard CLEARgen™ system to generate megawatts of clean electricity.

John Sheridan, Ballard’s President and CEO stated, “This SDTC award, along with the co-investments by Ballard and ERCO, will enable our CLEARgen™ solution to become more competitive with grid power in regions that support zero-emission clean energy generation. This is a win-win-win program for Ballard, Vancouver and Canada, since it enables clean energy generation in Canada and export opportunities.”

“The technology being demonstrated through this project will allow the delivery of reliable power at a lower cost and with less greenhouse gas and air emissions,” said Vicky Sharpe, President and CEO of SDTC. “This is especially significant for remote communities, which currently have to rely on environmentally unfriendly and expensive means of generating power.”

“Our Government is committed to supporting clean energy technology in Canada as an effective measure to reduce greenhouse gas emissions and create high-quality jobs for Canadians,” said Mark Warawa, Parliamentary Secretary to the Minister of the Environment and Member of Parliament for Langley. “This project is an example of our leadership in driving technology innovation to help create a viable clean energy industry in Canada.”

Paul Timmons, President of ERCO Worldwide added, “Electricity represents over seventy percent of our input costs, so this new fuel cell power generator will be a valuable cost management tool. It also supports our corporate goal to make efficient use of available resources as we continue measures to lower our carbon footprint.”

Terasen Gas is a leading integrated energy provider and will undertake a feasibility study to look at the use of heat created by the CLEARgen™ system at ERCO’s site for district heating applications in North Vancouver.

Ballard distributed generation fuel cell systems convert hydrogen into clean electricity through a non-combustion, zero-emission process. This clean electricity can be used by customers for base load power at their premises or for sale of power to the grid.

Ballard recently entered the distributed generation market, in addition to using the company’s clean energy fuel cell products for backup power, material handling and transit bus applications. In 2010 Ballard announced commissioning of a 1MW CLEARgen™ system in Ohio for FirstEnergy Generation Corp., one of the largest regional U.S. utilities, as well as a system sale to K2 Pure Solutions, which will use by-product hydrogen from its bleach production plant in California to generate clean electricity.

Receipt of SDTC project funding is contingent on final agreements being reached between Ballard, ERCO Worldwide and BC Hydro as well as internal Board approvals. Subject to these agreements being approved, the manufacturing and site commissioning work is planned for 2012-13.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including expected development results, anticipated product deployments and performance. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com